Appendix 4E
Preliminary final report
Year ended 30 June 2006

Rule 4.3A
Appendix 4E

Preliminary final report

Name of entity:
PSIVIDA LIMITED

ABN or equivalent company reference:	Reporting period:	Previous corresponding period:
78 009 232 026	Year ended 30 June 2006	Year ended 30 June 2005

2. Results for announcement to the market

				$A

2.1 Revenues	up	137.4%	to	1,967,582

2.2 Loss for the period after tax	up	82.9%	to	(31,441,268)

2.3 Net loss for the period attributable to members	up	87.2%	to	(31,441,268)

2.4 Dividends	Amount per security	Franked amount per security
Final dividend	Nil	N/A
Interim dividend	Nil	N/A

2.5 Record date for determining entitlements to the dividends	N/A

2.6 Brief explanation of any of the figures reported above to enable the figures to be understood: N/A

Appendix 4E
Preliminary final report
Year ended 30 June 2006

3. Consolidated income statement

	Current Year	Previous Year
	30 June 2006	30 June 2005
	$	$
Revenue	1,967,582	828,976

Other income	106,737	-

Selling, general and administrative	(21,343,405)	(11,729,566)

Research and development	(17,855,265)	(8,287,930)

Finance costs	(4,544,084)	(1,919)

Change in fair value of derivative	3,407,915	-

Foreign exchange gain/(loss)	724,811	(1,623,484)

Loss before income tax	(37,535,709)	(20,813,923)

Income tax benefit	6,094,441	3,620,891

Loss for the period	(31,441,268)	(17,193,032)
Loss attributable to minority interest	-	399,196
Loss attributable to members of the parent entity	(31,441,268)	(16,793,836)

Basic loss per share (cents per share)	(10.3)	(8.1)

Diluted loss per share (cents per share)	(10.3)	(8.1)

Appendix 4E
Preliminary final report
Year ended 30 June 2006

4. Consolidated balance sheet

	Current Year	Previous Year
	2006	2005
	$	$
Current Assets
Cash and cash equivalents	15,446,552	12,892,061
Trade and other receivables	1,001,486	709,418
Other	632,154	322,933
Total Current Assets	17,080,192	13,924,412

Non-Current Assets
Other financial assets	-	-
Property, plant and equipment	3,139,549	3,273,663
Goodwill	52,835,183	23,305,698
Other intangible assets	162,107,106	51,362,329
Other	-	-
Total Non-Current Assets	218,081,838	77,941,690
Total Assets	235,162,030	91,866,102

Current Liabilities
Trade and other payables	10,042,837	2,017,820
Borrowings	11,219,696	-
Other financial liabilities	2,465,416	-
Provisions	192,920	29,879
Total Current Liabilities	23,920,869	2,047,699

Non-Current Liabilities
Borrowings	3,940,092	-
Deferred tax liabilities	34,024,901	10,122,656
Total Non-Current Liabilities	37,964,993	10,122,656
Total Liabilities	61,885,862	12,170,355
Net Assets	173,276,168	79,695,747

Equity
Issued capital	231,518,913	107,883,835
Reserves	1,960,738	574,127
Accumulated losses	(60,203,483)	(28,762,215)
Total Equity	173,276,168	79,695,747

Appendix 4E
Preliminary final report
Year ended 30 June 2006

5. Consolidated statement of changes in equity

	Consolidated
	Issued capital	Foreign currency translation reserve	Option premium reserve	Employee equity-settled benefits reserve	Accumu-lated losses	Minority interest	Total
	$	$			$	$	$

Balance at 1 July 2004	49,957,982	-	-	39,689	(11,968,378)	1,583,200	39,612,493

Loss attributable to members of the parent entity	-	-	-	-	(16,793,837)	-	(16,793,837)
Exchange differences arising on translation of foreign operations	-	(350,287)	-	-	-	79,361	(270,926)
Minority interest share of loss	-	-	-	-	-	(399,196)	(399,196)
Total recognised income and expense for the year	-	(350,287)	-	-	(16,793,837)	(319,835)	(17,463,959)
Shares issued, net of issue costs	57,925,853	-	-	-	-	-	57,925,853
Share options issued	-	-	292,828	591,897	-	-	884,725
Reversal of minority interest	-	-	-	-	-	(1,263,365)	(1,263,365)
Balance at 30 June 2005	107,883,835	(350,287)	292,828	631,586	(28,762,215)	-	79,695,747

Balance at 1 July 2005	107,883,835	(350,287)	292,828	631,586	(28,762,215)	-	79,695,747

Loss attributable to members of the parent entity	-	-	-	-	(31,441,268)	-	(31,441,268)
Exchange differences arising on translation of foreign operations	-	(2,413,770)	-	-	-	-	(2,413,770)
Total recognised income and expense for the year	-	(2,413,770)	-	-	(31,441,268)	-	(33,855,038)
Shares issued, net of issue costs	123,635,078	-	-	-	-	-	123,635,078
Equity portion of convertible note	-	-	1,706,592	-	-	-	1,706,592
Share options and warrants issued	-		758,837	1,334,952	-	-	2,093,789
Balance at 30 June 2006	231,518,913	(2,764,057)	2,758,257	1,966,538	(60,203,483)	-	173,276,168

Appendix 4E
Preliminary final report
Year ended 30 June 2006

6. Consolidated cash flow statement

	Current Year	Previous Year
	2006	2005
	$	$
Cash flows from operating activities
Receipts from customers	1,982,174	-
Payments to all suppliers, employees and consultants	(10,867,201)	(4,815,520)
Interest received	574,582	667,310
Income tax paid	-	-
Research and development expenditure paid	(12,980,181)	(8,318,054)
Income received in advance	486,780	-
Other income received	68,931	161,666
Interest paid	(1,007,752)	-
Net cash flows used in operating activities	(21,742,667)	(12,304,598)

Cash flows from investing activities
Purchase of property, plant and equipment	(1,554,681)	(3,410,218)
Proceeds from sale of property, plant and equipment	25,905	-
Net cash paid for acquisition of business	(5,194,962)	-
Net cash paid for increased interest in subsidiary	-	(4,644,964)
Net cash flows used in investing activities	(6,723,738)	(8,055,182)

Cash flows from financing activities
Proceeds from issues of ordinary shares	11,945,604	3,666,500
Payment of share issue costs	(883,867)	(27,422)
Proceeds from borrowings	20,500,500	-
Payment of borrowing costs	(1,238,959)	-
Net cash flows provided by financing activities	30,323,278	3,639,078
Net increase/(decrease) in cash held	1,856,873	(16,720,702)
Cash and cash equivalents at the beginning of the financial year	12,892,061	31,350,656
Effects of exchange rate changes on cash	697,618	(1,737,893)
Cash and cash equivalents at the end of the financial year	15,446,552	12,892,061

Appendix 4E
Preliminary final report
Year ended 30 June 2006

7. Dividends (in the case of a trust, distributions)

Date the dividend (distribution) is payable	N/A

+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)
N/A

If it is a final dividend, has it been declared?	N/A

Amount per security

	Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
Final dividend: Current year Previous year	Nil Nil	N/A N/A	N/A N/A
Interim dividend: Current year Previous year	Nil Nil	N/A N/A	N/A N/A

Total dividend (distribution) per security (interim plus final)

	Current year	Previous year
Ordinary securities	N/A	N/A
Preference securities	N/A	N/A

8. The dividend or distribution plans shown below are in operation.
N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

9. Consolidated retained profits
	Current Year	Previous Year
	2006	2005
	$	$
Accumulated losses at the beginning of the financial period	(28,762,215)	(11,968,379)
Net loss attributable to members	(31,441,268)	(16,793,836)
Accumulated losses at end of financial period	(60,203,483)	(28,762,215)

Appendix 4E
Preliminary final report
Year ended 30 June 2006

10. NTA backing

	Current Year		Previous Year
	2006		2005
Net tangible asset backing per ordinary security	(10.5 cents	)	2.3 cents
Net asset backing per ordinary security	43.6 cents		36.3 cents

11. Control gained over entities having material effect

Name of entity (or group of entities)	Control Delivery Systems Inc (subsequently renamed pSivida Inc)

Consolidated loss from ordinary activities after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	($5,937,498)

Date from which such profit has been calculated	30 December 2005

Loss from ordinary activities after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	($883,253)

Loss of control of entities having material effect

Name of entity (or group of entities)	N/A

Consolidated profit (loss) from ordinary activities after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$

Date to which the profit (loss) has been calculated

Consolidated profit (loss) from ordinary activities after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$

Contribution to consolidated profit (loss) from ordinary activities from sale of interest leading to loss of control	$

Appendix 4E
Preliminary final report
Year ended 30 June 2006

12. Material interests in entities which are not controlled entities
The economic entity has an interest (that is material to it) in the following entities. (If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition (“from dd/mm/yy”) or disposal (“to dd/mm/yy”).)

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)
Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A	Previous corresponding period - $A
N/A
Total
Other material interests N/A
Total

13. Significant information

Any other significant information needed by an investor to make an informed assessment of the entity’s financial performance and financial position:

For the financial year ending 30 June 2006, the loss attributable to members of pSivida is $31,441,268 (2005: $16,793,836). The operating loss includes $17,855,265 (2005: $8,287,930) (an average of $1,487,939 per month) of research and development costs expended by pSiMedica and administrative expenses, including amortisation of intangibles, financing costs, salaries and costs relating to the head office totalling $25,887,488 (2005: $11,731,485) (an average of $2,157,291 per month).

The ratio of Research and Development expenditure to total costs is 60.3% (2005: 59.5%) after the deduction of unrealised foreign exchange losses, financing costs and amortisation of intangible assets from total costs.

On 25 July 2005 Dr David Mazzo was appointed as a Non-executive Director of the Company, based in New Jersey, USA.

On 27 July 2005 Mr Michael Rogers was appointed as a Non-executive Director of the Company.

In August 2005 pSivida raised US$4.3 million (A$5.6 million) before costs via the private placement of 665,000 ADSs (American Depositary Shares) to predominantly US investors at US$6.50 (A$8.48) each, with each ADS representing 10 ordinary shares. New York based Securities Dealers, Hunting Party Securities Ltd placed the ADSs, which were structured as a PIPE (Private Investment in Public Equity) and limited to the aforementioned amount. The ADSs have an attached 1 for 10, 3 year warrant exercisable for US$12.50 per ADS. The ADSs will become tradable on NASDAQ upon filing of a registration statement by pSivida with the Securities and Exchange Commission.

In September 2005 pSivida’s manufacturing partner, QSA completed the construction and validation of a state-of-the-art cleanroom facility, dedicated to the supply of pSivida’s lead cancer therapy BrachySil™, at QSA’s Auriga Medical™ facility in Braunschweig, Germany. This GMP facility will fulfil the final process in the manufacture of BrachySil™ for future clinical and commercial use, and represents the crucial final stage in establishing the manufacturing and supply infrastructure to support BrachySil™ as it advances through clinical trials.

Appendix 4E
Preliminary final report
Year ended 30 June 2006

In October 2005 pSivida entered into a definitive merger agreement to acquire Control Delivery Systems Inc (CDS), a US based drug delivery company. The acquisition is an integral part of pSivida’s on-going US growth strategy, creating a global bio-nanotech company specialising in drug delivery, with revenues from existing products and generating long-term value through its diversified late-stage product portfolio. CDS’s portfolio of products and product candidates includes two approved and marketed products, one Phase III product and other early-stage product candidates. This combination also provides pSivida with an operating base in the Boston biotech hub, enhancing its overall visibility as well as access to the US scientific and investment communities and brings additional development and regulatory expertise to pSivida’s management team.

pSivida completed the acquisition of CDS on 30 December 2005 following overwhelming approval by pSivida shareholders at the AGM held in November 2005. On completion of the acquisition CDS was renamed pSivida Inc and former CEO, Dr Paul Ashton was appointed to the pSivida Board and as the Director of Strategy, based in Boston.

In October 2005 Castlerigg Master Investments, a New York based institutional investor, signed an agreement with pSivida to purchase US$15 million (A$20.5 million) of Subordinated Convertible Debentures convertible into pSivida ADSs at an initial conversion price of US$7.10 per ADS (A$0.95 per ordinary share). The proceeds of the issuance were received in November 2005 and are being used for the expanded development of pSivida’s platform technologies and ongoing working capital requirements.

Also in October 2005 pSivida signed a licence with Beijing Med-Pharm Corporation (BJGP:PK) for the clinical development, marketing and distribution of pSivida’s lead product, BrachySilTM, in China. The Licence includes upfront and milestone payments in excess of US$2 million and royalties ranging up to 30%, depending upon the level of sales, payable to pSivida by Beijing Med-Pharm. China has the highest incidence of primary liver cancer in the world with over 345,000 estimated new cases per annum (Globocan), representing 55% of total worldwide cases. Beijing Med-Pharm is the only non-Chinese company with pharmaceutical distribution rights in China via its purchase in December 2004 of Beijing Wanwei Pharmaceutical Ltd, a pharmaceutical distributor covering the bulk of Beijing's hospitals. In an historic event, this purchase was approved by the Ministry of Commerce of the People's Republic of China on October 18, 2005.

In November 2005 Phase IIb clinical trials commenced with BrachySil™ (32-P BioSilicon™) as a potential new brachytherapy treatment for inoperable primary liver cancer (hepatocellular carcinoma, HCC). The first patients successfully received treatment at Singapore General Hospital using a new fine-gauge needle multi-injection device which enabled for the first time, larger and also multiple tumours to be treated. The Company has been successful in the preparation and approvals for the initiation of the planned European Phase IIa trials of BrachySil™ in pancreatic cancer, a disease of high unmet clinical need and a significant potential market opportunity for this targeted oncology therapy.

In December 2005 pSivida seed funded pSiNutria Limited A$1.5 million (US$1.1 million) and granted a royalty-bearing exclusive licence for the use of BioSiliconTM as an ingestible ingredient in food applications. pSiNutria will develop applications of our silicon technology in the food industry and is also developing patentable intellectual property using silicon in the food packaging area. BioSiliconTM applications in food primarily pertain to its biodegradability and optical properties. Potential pSiNutria products being developed include products to detect pathogens in food, for food tracing, for food preservation, and products to detect variations of temperature in food storage. These products may include ingestible BioSiliconTM which will dissolve into silicic acid in the body or silicon used in modified atmosphere packaging.

On 11 January 2006 Ms Heather Zampatti was appointed as a Non-executive Director of the Company. The appointment of Ms Zampatti to the pSivida board replaced Ms Alison Ledger who stepped down after 18 months of service.

The Company announced a one for eight rights issue (“Rights Issue”) on 2 May 2006 at an issue price of $0.60 per share. The issue price represented an approximately 18% discount to the 30 day volume weighted average closing price (“VWAP”) on the ASX up to 1 May 2006, being the last trading day and a 7% discount to the five day VWAP. The Company concluded the rights issue on 13 June 2006, raising a total of $6.3 million through the issue of 10,515,811 shares.

Capital raised from the placement of the shortfall was to primarily fund the phase III clinical trials of MedidurTM for the treatment of Diabetic Macular Edema (DME), and phase IIa clinical trials of our lead BioSiliconTM product, BrachySilTM which is being developed for the treatment of inoperable pancreatic cancer. pSivida expects to receive a significantly greater return by funding the MedidurTM trials under the Co-Development Agreement to receive a profit share with Alimera Sciences rather than a straight royalty which would be payable if we did not co-fund the trials.

On 23 May 2006 the Company announced that Mr Michael Soja had been appointed Vice President, Finance and Chief Financial Officer, and Ms Lori Freedman had been appointed Vice President, Corporate Affairs, General Counsel and Secretary.  Both Mr Soja and Ms Freedman are based at pSivida’s Boston facility in the United States.

Appendix 4E
Preliminary final report
Year ended 30 June 2006

As at 30 June 2006 the consolidated cash position was $15,446,552 (2005: $12,892,061) and the Company had 397,036,107 (2005: 219,312,166) shares on issue.

Registration Rights Agreements

During the year ended 30 June 2006, we entered into registration rights agreements with purchasers of our equity securities in the PIPE, the purchaser of our convertible note and former shareholders of CDS. These registration rights agreements require us to register with the SEC the resale of ADSs issued to such persons. Our obligation to register ADSs in each of these transactions is subject to a deadline, which may be extended in certain situations, and our failure to meet this deadline results in monetary penalties against us as follows:

•
With respect to the PIPE, we were required to complete the registration no later than 19 February 2006. While we believe that the agreement permits us to delay registration through the date of this registration statement, we may be subject to monthly cash penalties equal to one percent of the PIPE purchase price, or US$43,225 (A$59,200), from February 19 until the date the registration statement is declared effective.

•
With respect to the convertible note financing, we were required to complete the initial registration no later than 15 May 2006.  Since that date we have been paying and expect to continue to pay for each 30-day period from such date a cash penalty equal to one and one-half percent of the outstanding principal amount of the note until the registration statement is declared effective.  From 15 May 2006 until 31 July 2006, that penalty was equal to US$225,000 (A$308,200) per 30-day period, and we were required to make payments of US$577,500 (A$791,096) through that period. We will be required to make additional payments at the same rate for the period from 1 August 2006 until the completion of the amendment documentation. Our failure to register the shares issuable under the convertible note and associated warrants by September 15, 2006 may result in a retroactive increase of the penalties described above to two and one-half percent of the initial principal amount of the note or US$375,000 (A$513,700) per 30-day period. In addition, our failure to register such shares within 60 days of such date may result in an event of default under the note. Upon such an event of default, the holder of the note would have the right, until 30 days after the registration statement becomes effective to require us to repay the entire principal amount of the note plus accrued interest at a premium.

•
We were also required to complete the registration of ADSs issued in connection with our acquisition of CDS no later than 28 June 2006. Our agreement to register these ADSs requires that we pay cash penalties equal to one percent of the number of such ADSs multiplied by the deemed value of such ADSs at the time of closing, or $5.087 per ADS, for every 30-day period until the registration statement becomes effective. Such penalties could amount to US$813,089 (A$1,113,700) per thirty day period. We are seeking a waiver of this payment requirement from the holders of ADSs issued in connection with the acquisition of CDS, however, such persons may not grant us such a waiver on reasonable terms or at all.

14. Foreign entities set of accounting standards used in compiling the report (IAS)

N/A

15. Commentary on the results for the period.

15.1 Earnings per security (EPS)

	Current Year		Previous Year
	2006		2005
Basic EPS (cents per share)	(10.3 cents	)	(8.1 cents	)
Diluted EPS (cents per share)	(10.3 cents	)	(8.1 cents	)

15.2 Returns to shareholders (Including distributions and buy backs)

Appendix 4E
Preliminary final report
Year ended 30 June 2006

	Current period $A	Previous corresponding period - $A
Ordinary securities	N/A	N/A

Preference securities	N/A	N/A

Other equity instruments	N/A	N/A

Total	N/A	N/A

The +dividend or distribution plans shown below are in operation.
N/A

The last date(s) for receipt of election notices for the dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions).	N/A

15.3 Significant features of operating performance

Refer to Item 13.

15.4 Segment Information

a) Business Segment - Primary Segment

The economic entity operates in only one business segment being the biotechnology sector.

b) Geographic Segment - Secondary Segment

	Segment revenues		Segment assets		Acquisition of segment assets
	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$
Australia	-	-	12,669,836	11,059,134	292,661	7,475
United States	1,324,069	-	150,867,512	-	153,306,733	-
United Kingdom	68,931	161,666	69,300,275	78,174,497	953,223	83,578,841
Singapore	-	-	2,201,143	2,278,670	19,147	20,836
Unallocated	574,582	667,310	123,264	353,801	26,208	49,444
Consolidated	1,967,582	828,976	235,162,030	91,866,102	154,597,972	83,656,596

15.5 Report on trends in performance

None

Appendix 4E
Preliminary final report
Year ended 30 June 2006

15.6	Report any factors which have affected the results during the reporting period or which are likely to affect results in the future, including those where the effect could not be quantified.

Impacts of adopting Australian equivalents to International Financial Reporting Standards

The consolidated entity changed its accounting policies on 1 July 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with AASB 1, ‘First-time Adoption of Australian Equivalents to international Financial Reporting Standards’, with 1 July 2004 as the date of transition, except for financial instruments, where the date of transition is 1 July 2005.

An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Effect of A-IFRS on the balance sheet as at 1 July 2004

	Notes	Superseded policies *	Consolidated Effect of transition to A-IFRS	A-IFRS
		$	$	$

Current assets
Cash and cash equivalents		31,350,656	-	31,350,656
Trade and other receivables		340,482	-	340,482
Other		38,958	-	38,958
Total current assets		31,730,096	-	31,730,096

Non-current assets
Property, plant and equipment		669,699	-	669,699
Other intangible assets	b	7,934,622	1,183,550	9,118,172
Other		32,641	-	32,641
Total non-current assets		8,636,962	1,183,550	9,820,512

Total assets		40,367,058	3,891,589	41,550,608

Current liabilities
Trade and other payables		1,938,115	-	1,938,115
Total current liabilities		1,938,115	-	1,938,115

Total liabilities		1,938,115	2,708,039	1,938,115

Net assets		38,428,943	1,183,550	39,612,493

Equity
Issued capital		49,957,982	-	49,957,982
Reserves	c, d	78,220	(38,531)	39,689
Accumulated losses	f	(13,190,459)	1,222,081	(11,968,378)
Parent entity interest		36,845,743	1,183,550	38,029,293
Total minority interest		1,583,200	-	1,583,200

Total equity		38,428,943	1,183,550	39,612,493

* Reported financial position as at 30 June 2004.

Appendix 4E
Preliminary final report
Year ended 30 June 2006

Effect of A-IFRS on the income statement for the financial year ended 30 June 2005
	Notes	Superseded policies *	Consolidated Effect of transition to A-IFRS	A-IFRS
		$	$	$

Revenue		828,976	-	828,976
Selling, general and administrative	b, d, e	(6,041,362)	(5,688,204)	(11,729,566)
Research and development		(8,287,930)	-	(8,287,930)
Finance costs		(1,919)	-	(1,919)
Foreign exchange gain/(loss)		(1,623,484)	-	(1,623,484)

Loss before income tax		(15,125,719)	(5,688,204)	(20,813,923)
Income tax benefit	a	-	3,620,891	3,620,891
Loss for the period		(15,125,719)	(2,067,313)	(17,193,032)
Loss attributable to minority interest		399,196	-	399,196
Loss attributable to members of the parent entity		(14,726,523)	(2,067,313)	(16,793,836)

* Reported financial results under previous Australian GAAP.

Effect of A-IFRS on the balance sheet as at 30 June 2005

	Notes	Superseded policies *	Consolidated Effect of transition to A-IFRS	A-IFRS
		$	$	$

Current assets
Cash and cash equivalents		12,892,061	-	12,892,061
Trade and other receivables		709,418	-	709,418
Other		322,933	-	322,933
Total current assets		13,924,412	-	13,924,412

Non-current assets
Property, plant and equipment		3,273,663	-	3,273,663
Goodwill	e	8,588,228	14,717,470	23,305,698
Other intangible assets	b	56,249,010	(4,886,681)	51,362,329
Total non-current assets		68,110,901	9,830,789	77,941,690

Total assets		82,035,313	9,830,789	91,866,102

Current liabilities
Trade and other payables		2,017,820	-	2,017,820
Provisions		29,879	-	29,879
Total current liabilities		2,047,699	-	2,047,699

Non-current liabilities
Deferred tax liabilities	a	-	10,122,656	10,122,656
Total non-current liabilities		-	10,122,656	10,122,656

Total liabilities		2,047,699	10,122,656	12,170,355

Net assets		79,987,614	(291,867)	79,695,747

Equity
Issued capital		107,883,835	-	107,883,835
Reserves	c, d	20,761	553,366	574,127
Accumulated losses	f	(27,916,982)	(845,233)	(28,762,215)

Total equity		79,987,614	(291,867)	79,695,747

* Reported financial position under previous Australian GAAP.

Effect of A-IFRS on the cash flow statement

There are no material differences between the cash flow statement presented under A-IFRS and the cash flow statement presented under the superseded policies.

Appendix 4E
Preliminary final report
Year ended 30 June 2006

Notes to the reconciliations of the income statement and balance sheet

(a) Deferred income tax

Under superseded policies, the consolidated entity adopted tax-effect accounting principles whereby income tax expense was calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items were included or allowed for income tax purposes in a period different to that for accounting purposes, were recognised at current taxation rates as deferred tax assets and deferred tax liabilities, as applicable.

Under A-IFRS, deferred tax is determined using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and their corresponding tax bases.

The effect of the deferred tax adjustments on deferred tax balances is as follows:

	Consolidated
	1 Jul 2004	30 Jun 2005
	$	$
Deferred tax assets not recognised under previous AGAAP	2,708,039	5,611,096
Deferred tax liabilities not recognised under previous AGAAP	(2,708,039)	(15,733,752)
Net increase in deferred tax balances	-	(10,122,656)

Financial year ended 30 Jun 2005
$
Net impact on deferred tax at beginning of period	-
Impact on loss for period	3,620,892
Deferred tax capitalised to goodwill	(13,743,548)
Net impact of deferred tax at end of period	(10,122,656)

(b) Other intangible assets

At the date of transition to A-IFRS, the Company elected to restate all business combinations occurring from 1 December 2000, the date of the entity’s relisting on the Australian Stock Exchange.

As part of this restatement, the Company has capitalised direct acquisition costs previously expensed under superseded policies on the acquisition of a controlling interest in pSiMedica Limited in May 2001 totalling $112,278, resulting in an increase to intangibles of this amount on transition (and also applicable at 30 June 2005) and a corresponding decrease to accumulated losses.

The restatement of business combinations has also resulted in an increase in other intangible assets of $3,400,552 on transition (and also applicable at 30 June 2005) as a result of the gross-up of intangible assets resulting from changes to deferred tax balances. An amortisation expense must also be charged on the additional intangible amount. This has resulted in a decrease in intangibles of $692,513 at transition and $1,003,517 at 30 June 2005. A corresponding increase to accumulated losses of $692,513 on transition, and an additional amortisation expense of $311,004 for the year ended 30 June 2005 has been recorded.

Further, under A-IFRS the consolidated entity has chosen to amortise its intangible assets from the date of their recognition, which differs from superseded policies whereby the consolidated entity did not amortise intangible assets until such time as they resulted in the generation of revenue. This has resulted in a decrease in intangibles of $1,636,767 at transition and $7,395,994 at 30 June 2005. A corresponding increase to accumulated losses of $1,636,767 on transition, and an additional amortisation expense of $5,759,227 for the year ended 30 June 2005 has been recorded.

(c) Cumulative exchange differences

At the date of transition, the consolidated entity elected to reset the foreign currency translation reserve to zero. An amount of $78,220 was reclassified from the foreign currency translation reserve to accumulated losses on transition (and also applicable at 30 June 2005), thereby reducing the balance of reserves by this amount.

Appendix 4E
Preliminary final report
Year ended 30 June 2006

(d) Share-based payments

As at the date of transition to A-IFRS, the consolidated entity has recognised an increase in the employee equity-settled payments reserve and a corresponding increase in accumulated losses of $39,689.

For the financial year ended 30 June 2005, share-based payments of $591,897 (of which $508,610 was included in employee benefit expenses and $83,287 in consultancy fees) which were not recognised under the superseded policies were recognised under A-IFRS, with a corresponding increase in the employee equity-settled payments reserve.

These adjustments had no material tax or deferred tax consequences.

(e) Goodwill

There is no goodwill at the date of transition to A-IFRS.

In accordance with AASB 3 ‘Business Combinations’, the consolidated entity recognised an increase of goodwill of $13,743,547 for the half-year ending 31 December 2004, and for the year ended 30 June 2005.

Further, goodwill, which was amortised under superseded policies, is not amortised under A-IFRS from the date of acquisition for those business combinations restated. The effect of this change is an increase in the carrying amount of goodwill by $442,692 and a decrease in net loss before tax of $442,692 for the half-year ended and as at 31 December 2004 and an increase in the carrying amount of goodwill by $973,923 and a decrease in net loss before tax of $973,923 for the financial year ended and as at 30 June 2005. There is no tax effect as deferred taxes are not recognised for temporary differences arising from goodwill from which amortisation is not deductible for tax purposes.

(f) Accumulated losses

The effect of the above adjustments on accumulated losses is as follows:

		Consolidated
	Notes	1 Jul 2004	30 Jun 2005
		$	$

Income tax benefit/expense	a	3,400,552	7,021,443
Direct acquisition costs capitalised	b	112,278	112,278
Amortisation of grossed-up intangible	b	(692,513)	(1,003,517)
Amortisation of intangibles previously unamortised	b	(1,636,767)	(7,395,994)
Transfer from foreign currency translation reserve	c	78,220	78,220
Expensed share-based payments	d	(39,689)	(631,586)
Goodwill no longer amortised	e	-	973,923

Total adjustment to accumulated losses		1,222,081	(845,233)

Attributable to members of the parent entity		1,222,081	(845,233)
Attributable to minority interests		-	-
		1,222,081	(845,233)

		Consolidated
	Notes	1 Jul 2004	30 Jun 2005
		$	$

Direct acquisition costs capitalised	b	112,278	112,278
Expensed share-based payments	d	(39,689)	(460,477)

Total adjustment to accumulated losses		72,589	(348,199)

Appendix 4E
Preliminary final report
Year ended 30 June 2006

Amendment of terms of convertible note with Castlerigg Master Investments

On July 17, 2006, we announced an agreement revising the terms of the subordinated convertible promissory note that we issued on November 16, 2005 to an institutional investor.  The note continues to have a three year term and bear 8% interest payable quarterly.  We may make future interest payments in the form of our NASDAQ-listed ADSs, or, at our sole option, we may make such payments in cash.  The holder of the note can now require repayment of the note in equal amounts of US$6.25 million on July 31, 2007 and July 31, 2008.  The note is now convertible into ADSs at a conversion price of US$2.00 per ADS, subject to adjustment based upon certain events or circumstances, including, without limitation, if 108% of the market price of ADSs for the ten trading days ending April 30, 2007 is lower than the current conversion price.  In connection with the amendments, we prepaid US$2.5 million of the outstanding principal note, and agreed to prepay US$1.0 million in related penalties. The investor retains its existing warrants to purchase 633,803 additional ADSs, exercisable for six years at a current exercise price of US$7.17 per ADS.  In connection with the amendments, we have agreed with the institutional investor to extend the deadline for the registration statement required by the registration rights agreement with the selling security holder to be declared effective by the Securities and Exchange Commission through September 15, 2006, with increased penalties if that deadline is missed.  We have also been released from the restrictions on future fundraising transactions contained in the note documentation.  We also granted the investor an additional warrant to purchase 5.7 million ADSs exercisable for five years with an exercise price of US$1.80 per ADS and a security interest in our current royalties, subject to release of that security upon any disposition by us of the royalty stream.

Any other information required to be disclosed to enable the reader to compare the information presented with equivalent information for previous periods. This must include information needed by an investor to make an informed assessment of the entity’s activities and results.

N/A

16. Compliance statement

This report is based on accounts to which one of the following applies.
(Tick one)
☐	The accounts have been audited.	☐	The accounts have been subject to review.

✓	The accounts are in the process of being audited or subject to review.	☐	The accounts have not yet been audited or reviewed.

17. If the accounts have not yet been audited or subject to audit review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:

N/A

18. If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification:

N/A

Sign here:	___________________________	Date: 13 September 2006
(Company Secretary)

Appendix 4E
Preliminary final report
Year ended 30 June 2006

Print name:  Aaron Finlay